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                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-12216


                              SAND TECHNOLOGY INC.

                              Prospectus Supplement
                     (To Prospectus Dated October 13, 2000)

         You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         On December 1, 2000, we issued 100,000 Class A common shares to Sundowner Investments Limited at a purchase price of US$6.00 per share. This purchase resulted in aggregate proceeds of US$562,500 being paid and released from escrow to us by Sundowner Investments Limited. Ladenburg Thalmann & Co. Inc., our placement agent, received US$36,000 as a placement fee in connection with this drawdown. Epstein Becker & Green, P.C., escrow agent, received US$1,500 for its escrow expenses.

         The attached prospectus relates to the resale of shares acquired by Sundowner Investments Limited pursuant to the common share purchase agreement and to the resale of shares by the other selling shareholders identified in the attached prospectus. Because these selling shareholders may sell some or all of their shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of their shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

         We expect to use the proceeds from this sale of our Class A common shares for general corporate purposes.


                               RECENT DEVELOPMENTS


         On November 6, 2000, we entered into an agreement with Sundowner Investments Limited, Ladenburg Thalmann & Co. Inc, and AMRO International, S.A. The agreement provided for:

         - the drawdown under the equity line of credit of the shares covered by this prospectus supplement;

         - the termination of the equity line of credit under the common share purchase agreement upon the closing of a private placement agreement we entered into on November 6, 2000 with Sprott Securities Inc. providing for an unrelated private placement in Canada;

         -        the payment to Ladenburg Thalmann & Co. Inc. of US$250,000;
                  and


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         -        the termination of the common shares and warrants purchase agreement with AMRO International upon the closing of the Canadian private placement.

         On November 22 and 28, 2000, we completed the Canadian private placement which resulted in the sale of 2,900,000 Class A common shares at a purchase price of US$6.00 per share. Two thirds of the proceeds of that private placement are being held in escrow until the Securities and Exchange Commission declares effective a registration statement registering the resale of the shares by the Canadian purchasers. In the event that the registration statement is not declared effective by the Securities and Exchange Commission on or before February 26, 2001, the purchasers will have the right to require us to repurchase the shares sold in the private placement offering at a purchase price of US$6.00 per share, plus interest.




           The date of this prospectus supplement is December 1, 2000.